EXECUTION COPY

AMALGAMATION AGREEMENT

BETWEEN

R2 ENERGY LTD.

and

SAN ANTONIO VENTURES INC.

and

1837783 ALBERTA LTD.

MADE AS OF AUGUST 1, 2014

TABLE OF CONTENTS

ARTICLE 1	INTERPRETATION	1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc.	10
1.3	Number and Gender	10
1.4	Date of Any Action	10
1.5	Currency	10
1.6	Knowledge	10
1.7	Statutory References	10
1.8	Entire Agreement	11
1.9	Deemed Actions	11
1.10	Accounting Matters	11
1.11	Schedules	11
ARTICLE 2	THE AMALGAMATION	11
2.1	The Amalgamation	11
2.2	Exchange of Securities at the Effective Time	12
2.3	Outstanding Warrants and Options	13
2.4	Delivery of Share Certificates	13
2.5	Effect of Certificate of Amalgamation	14
2.6	Filing Statement	14
2.7	R2 Shareholder Approval	15
2.8	San Antonio Shareholder Approval	15
2.9	Filing of Articles of Amalgamation	15
2.10	San Antonio Meeting	15
2.11	San Antonio Meeting Materials	16
2.12	Announcement and Shareholder Communications	16
2.13	San Antonio Guarantee	17
2.14	United States Tax Considerations	17
ARTICLE 3	REPRESENTATIONS AND WARRANTIES	17
3.1	Representations and Warranties of R2	17
3.2	Representations and Warranties of San Antonio	18
3.3	Survival of Representations and Warranties	18
ARTICLE 4	COVENANTS	18
4.1	Covenants of R2 Regarding the Conduct of Business	18
4.2	Covenants of R2 Regarding the Amalgamation	20
4.3	Covenants of San Antonio Parties Regarding the Conduct of Business	21
4.4	Covenants of San Antonio Parties Regarding the Amalgamation	23
4.5	Indemnification and Insurance	25
ARTICLE 5	ACCESS TO INFORMATION AND PRIVACY	25
5.1	Access to Information	25
5.2	Privacy Matters	25
ARTICLE 6	CONDITIONS	26
6.1	Mutual Conditions Precedent	26
6.2	Additional Conditions Precedent to the Obligations of San Antonio	27
6.3	Additional Conditions Precedent to the Obligations of R2	28
6.4	Notice and Cure Provisions	29
6.5	Satisfaction of Conditions	30
ARTICLE 7	TERM, TERMINATION, AMENDMENT AND WAIVER	30
7.1	Term	30
7.2	Termination	30
7.3	Expenses	31
7.4	Amendment	31
7.5	Waiver	32
ARTICLE 8	GENERAL PROVISIONS	32
8.1	Notices	32
8.2	Severability	33
8.3	Assignment	33
8.4	Governing Law and Jurisdiction	33
8.5	Binding Effect	34
8.6	Investigation by Parties	34
8.7	Amendments; Waivers	34
8.8	Further Assurances	34
8.9	Time of Essence	34
8.10	No Liability	34
8.11	Counterparts	35
SCHEDULE “A” REGULATORY APPROVALS		A-1
SCHEDULE “B” REPRESENTATIONS AND WARRANTIES OF R2		B-1
SCHEDULE “C” REPRESENTATIONS AND WARRANTIES OF SAN ANTONIO		C-1
SCHEDULE “D” ARTICLES OF AMALGAMATION		D-1

AMALGAMATION AGREEMENT

THIS AGREEMENT made as of August 1, 2014,

BETWEEN:

R2 ENERGY LTD., a corporation incorporated under the laws of the Province of Alberta

(“R2”)

AND:

SAN ANTONIO VENTURES INC., a company incorporated under the laws of the Province of British Columbia

("San Antonio")

AND:

1837783 ALBERTA LTD., a company incorporated under the laws of the Province of Alberta

("San Antonio Subco")

WHEREAS upon the terms and subject to the conditions set out in this Agreement, the parties hereto intend to effect a business combination transaction, whereby, among other things, R2 and San Antonio Subco will amalgamate and continue as one corporation in accordance with the terms and conditions hereof;

AND WHEREAS San Antonio Subco is a wholly-owned subsidiary of San Antonio and has not carried on any active business and San Antonio desires that R2 amalgamate with San Antonio Subco in accordance with the terms and conditions hereof;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1

Definitions

In this Agreement, including the Schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the following meanings, and grammatical variations of those terms will have corresponding meanings:

(a)

"ABCA" means the Business Corporations Act (Alberta), including the regulations promulgated thereunder, as now in effect and as it may be amended from time to time prior to the Effective Date;

(b)

"Affiliate" has the meaning attributed to that term in Section 1.3 of National Instrument 45-106 Prospectus and Registration Exemptions;

(c)

"Agreement", "hereof', "herein", "hereunder" and similar expressions mean this agreement, including the recitals and Schedules hereto and includes any amendment or agreement or instrument supplementary or ancillary hereto;

(d)

"Amalco" means the corporation to be formed by the amalgamation of R2 and San Antonio Subco as contemplated by this Agreement;

(e)

"Amalco Shares" means the class A common shares without par value of Amalco;

(f)

"Amalgamation" means the amalgamation of San Antonio Subco and R2 contemplated in this Agreement, all on the terms and conditions set forth in this Agreement;

(g)

"Ancillary Agreements" means, collectively, the R2 Disclosure Letter, the San Antonio Disclosure Letter and all other agreements, certificates and instruments delivered or given pursuant to this Agreement;

(h)

"Articles of Amalgamation" means the articles of amalgamation, substantially in the form attached hereto as Schedule "D";

(i)

"Authorization" means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law;

(j)

"Authorized Capital Resolution" means the special resolution of the San Antonio Shareholders authorizing the amendment to the articles of San Antonio to increase the authorized capital of San Antonio from 100,000,000 to an unlimited number of San Antonio Shares, and such other amendments to the articles of San Antonio as may be requested by R2;

(k)

"Business Day" means a day which is not a Saturday, Sunday or a statutory holiday in Vancouver, British Columbia or Calgary, Alberta;

(l)

"Certificate of Amalgamation" means the certificate of amalgamation to be issued by the Registrar under the ABCA, giving effect to the Amalgamation.

(m)

"Code" means the United States Internal Revenue Code of 1986, as amended;

(n)

"Consolidation Resolution" means the special resolution of San Antonio Shareholders authorizing the San Antonio Board to consolidate the share capital of San Antonio on a two-for-one basis;

(o)

"Contract" means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which R2 or San Antonio, as applicable, is a party or by which R2 or San Antonio, as applicable, is bound or affected or to which any of their respective properties or assets is subject;

(p)

"Dissent Rights" means the rights to dissent provided pursuant to the ABCA and arising in respect of the Amalgamation, to the extent the R2 Shareholder Approval is to be obtained at the R2 Meeting;

(q)

"Effective Date" means the date of the Amalgamation as set forth in the Certificate of Amalgamation;

(r)

"Effective Time" means 12:01 am (Calgary time) on the Effective Date;

(s)

"Encumbrance" includes any mortgage, pledge, assignment, charge, lien, hypothec, security interest, adverse interest in property, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(t)

"Filing Statement" means the filing statement of San Antonio for the Amalgamation prepared pursuant to applicable TSXV policies;

(u)

"First Release Condition" has the meaning ascribed thereto in the Subscription Receipt Agreement;

(v)

"Governmental Entity" means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including the TSXV;

(w)

"IFRS" means International Financial Reporting Standards;

(x)

"Law" means all laws, by-laws, statutes, regulations, principles of law, statutory rules, policies, orders, ordinances, protocols, codes, guidelines, directions, judgments and terms and conditions of any grant of approval, permission, authority or license of any court or Governmental Entity, and the term "applicable" with respect to such Law and in the context that refers to one or more Persons, means that such Law applies to such Person or Persons or its or their business, undertaking, property or securities and emanates from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(y)

"Letter of Transmittal" means the letter of transmittal for use by R2 Securityholders in depositing and exchanging their R2 Securities pursuant to the Amalgamation;

(z)

"Material Adverse Change" or "Material Adverse Effect", when used in connection with a Party, means any matter or action that has a change or effect, respectively, that:

(i)

either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise) operations, assets, liabilities (whether absolute, accrued, conditional, contingent or otherwise), or capitalization of such Party taken as a whole, other than any matter, action, change or effect:

(A)

relating to the announcement of the Amalgamation, this Agreement or any of the transactions contemplated hereby;

(B)

a matter that has been publicly disclosed prior to the date of this Agreement or otherwise disclosed in writing by a Party to the other Party prior to the date of this Agreement;

(C)

relating to any change in applicable accounting standards or any change in an applicable Law or any proposed change to an applicable Law;

(D)

relating to any change in global or national political, financial or economic conditions or in global or national currency exchange, commodity or capital markets;

(E)

affecting, in the case of R2, the oil and gas industry and, in the case of San Antonio, the mining industry, in either case in general, and including changes in commodity prices;

(F)

relating to any effect resulting from any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof) or any natural disaster;

(G)

with respect to any action taken by a San Antonio Party, on the one hand, and R2 on the other, which is required pursuant to this Agreement or any action taken (or omitted to be taken) by such Party at the written request of the other Party or with the consent of the other Party, provided, however, that the change or effect referred to in clauses (C), (D), (E) or (F) above does not primarily relate to (or have the effect of primarily relating to) a Party or materially disproportionately adversely affect a Party compared to other companies of similar size operating in the same industry in which the Party operates; or

(ii)

either individually or in the aggregate prevents, or would reasonably be expected to prevent, the Party from performing a material obligation to be performed by it under this Agreement in any material respect;

(aa)

"Material Contract" means an agreement to which a Party is a party: (i) that has a term, the balance of which is equal to or in excess of one year and involves expenditures by or payments to that Party from and after the date of this Agreement aggregating in excess of $25,000 in any year; (ii) whose termination (other than termination by passage of time) could individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Party; (iii) expressly limiting or restricting the ability of the Party to compete in, solicit in respect of, or otherwise to conduct, its respective business or operations; (iv) that contains any severance, change of control or termination pay or post-employment liabilities or obligations; (v) relating to material indebtedness, to the direct or indirect guarantee or assumption by the Party (contingent or otherwise) of any material payment or material performance obligations of any other Person; (vi) that is a financial risk management contract, such as a currency, commodity or interest-related hedge contract; (vii) that is a securityholder agreement, declaration, voting trust or pooling agreement; (viii) relating to the disposition or acquisition by the Party after the date of this Agreement of a material amount of assets; (ix) pursuant to which the Party has any material ownership interest in any other Person or other business enterprise; (x) relating to the acquisition or sale by the Party of any operating business or the capital stock or other ownership interest of any other Person and under which the Party has any material continuing liability or obligation; (xi) relating to any indemnification obligation of the Party not entered into in the ordinary course of business; (xii) which is required to be filed on SEDAR pursuant to Securities Laws; or (xiii) that is a joint venture, partnership agreement or any other Contract that is outside the ordinary course of business or not consistent with past practice and is material to the business of the Party;

(bb)

"Name Change Resolution" means the special resolution of San Antonio Shareholders changing the name of San Antonio to "Gulf Oil Corp." or such name as is otherwise acceptable to R2 and the BC Registrar of Companies;

(cc)

"New San Antonio Option Plan" means a new option plan of San Antonio, approved by R2, to be presented to San Antonio Shareholders for approval at the San Antonio Meeting;

(dd)

"Option Plan Resolution" means the ordinary resolution of San Antonio Shareholders approving the New San Antonio Option Plan, in accordance with the applicable policies of the TSXV;

(ee)

"Parties" means R2, San Antonio and San Antonio Subco, and "Party" means any one of them;

(ff)

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, First Nation, syndicate or other entity, whether or not having legal status;

(gg)

"R2 Board" means the board of directors of R2 as the same may be constituted from time to time;

(hh)

"R2 Board Approval" means the approval of the R2 Board of the Amalgamation and entry into this Agreement;

(ii)

"R2 Concurrent Placement" means the non-brokered private placement by R2 of 19,166,666 R2 Initial Subscription Receipts at a price of $0.30 per R2 Initial Subscription Receipt for aggregate gross proceeds to R2 of $5,749,999.80;

(jj)

"R2 Disclosure Letter" means the letter dated as of the date hereof delivered by R2 to San Antonio;

(kk)

"R2 Financial Statements" means the audited financial statements of R2 for the year ended December 31, 2013 and the unaudited financial statements of R2 for the three-month period ended March 31, 2014;

(ll)

"R2 Information" means the information describing R2 and its business, operations and affairs, in the form provided by R2 for inclusion in the Filing Statement;

(mm)

"R2 Initial Subscription Receipts" means the subscription receipts issued by R2 pursuant to the R2 Concurrent Placement, each of which entitles its holder to acquire, for no additional consideration, upon the satisfaction of the First Release Condition in accordance with the Subscription Receipt Agreement, one-half of a R2 Unit and one-half of a R2 Second Subscription Receipt, and which will be created and issued pursuant to the terms of the Subscription Receipt Agreement;

(nn)

"R2 Meeting" means the special meeting of the R2 Shareholders, including any adjournment or postponement thereof, to consider and vote upon the Amalgamation, which meeting shall be called if it is determined by R2, acting reasonably, that the R2 Shareholder Approval cannot be obtained by written, unanimous resolution of the R2 Shareholders;

(oo)

"R2 Option" means an outstanding option to purchase a R2 Share;

(pp)

"R2 Second Subscription Receipt" means a whole subscription receipt of R2 to be issued upon the conversion of the R2 Initial Subscription Receipts, each of which entitles the holder thereof to be issued a R2 Unit upon the satisfaction of the Second Release Condition and which subscription receipts will be created and issued pursuant to the terms of the Second Subscription Receipt Agreement;

(qq)

"R2 Securities" means R2 Shares and/or R2 Options and/or R2 Initial Subscription Receipts;

(rr)

"R2 Securityholder" means a holder of a R2 Share and/or R2 Option and/or R2 Initial Subscription Receipt;

(ss)

"R2 Shareholder" means a holder of R2 Shares;

(tt)

"R2 Shareholder Approval" means the written, unanimous resolution of the R2 Shareholders approving the Amalgamation, or if applicable, the approval of the Amalgamation by not less than two-thirds of the votes cast by R2 Shareholders who are present in person or represented by proxy at the R2 Meeting;

(uu)

"R2 Shares" means the class A common shares in the capital of R2;

(vv)

"R2 Unit" means a whole unit consisting of one R2 Unit Share and one R2 Unit Warrant;

(ww)

"R2 Unit Share" means a R2 Share comprising, together with a R2 Unit Warrant, a R2 Unit;

(xx)

"122 Unit Warrants" means a common share purchase warrant of R2 comprising, together with a R2 Unit Share, a R2 Unit, each of which will entitle the holder to acquire one R2 Share at a price of $0.50 until July 31, 2019 and which shall be created and issued pursuant to the Warrant Indenture;

(yy)

"Registrar" means the Registrar of Corporations or Deputy Registrar of Corporations for the Province of Alberta appointed under the ABCA;

(zz)

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in connection with the execution, delivery or performance of this Agreement or the consummation of the Amalgamation or any of the transactions otherwise contemplated hereby, all of which are as set out in Schedule "A" hereto;

(aaa)

"Replacement Options" means the options to purchase San Antonio Shares to be issued by San Antonio in exchange for outstanding R2 Options upon completion of the Amalgamation in accordance with this Agreement;

(bbb)

"Replacement Subscription Receipts" means the subscription receipts to be issued by San Antonio in exchange for outstanding R2 Second Subscription Receipts upon the completion of the Amalgamation in accordance with this Agreement each whole one of which shall convert into a San Antonio Unit upon the satisfaction of the Second Release Condition;

(ccc)

"Replacement Warrants" means the warrants to purchase San Antonio Shares to be issued by San Antonio in exchange for outstanding R2 Unit Warrants upon the completion of the Amalgamation in accordance with this Agreement, each entitling the holder to purchase one San Antonio Share at a price of $0.25 until July 31, 2019;

(ddd)

"Representative" means, in the case of any Party, any director, officer, employee, agent, advisor or consultant of such Party or any of such Party's Affiliates;

(eee)

"San Antonio Ancillary Shareholder Resolutions" means, collectively, the Consolidation Resolution, Name Change Resolution, Authorized Capital Resolution and Option Plan Resolution;

(fff)

"San Antonio Board" means the board of directors of San Antonio as the same may be constituted from time to time;

(ggg)

"San Antonio Board Approval" means the approval of the San Antonio Board of the Amalgamation and entry into this Agreement;

(hhh)

"San Antonio Disclosure Documents" means all disclosure documents of San Antonio filed with Canadian securities regulatory authorities;

(iii)

"San Antonio Disclosure Letter" means the letter dated as of the date hereof delivered by San Antonio to R2;

(jjj)

"San Antonio Financial Statements" means the audited annual financial statements of San Antonio for the year ended March 31, 2014, forming part of the San Antonio Disclosure Documents;

(kkk)

"San Antonio Information" means the information describing San Antonio and its business, operations and affairs, in the form provided by San Antonio for inclusion in the Filing Statement;

(lll)

"San Antonio Meeting" means the special meeting of San Antonio Shareholders, including any adjournment or postponement thereof, to be held for the purpose of approving the San Antonio Ancillary Shareholder Resolutions and currently scheduled for September 12, 2014;

(mmm)"San Antonio Meeting Materials" means the notice of the San Antonio Meeting to be sent to San Antonio Shareholders and the information circular to be prepared in connection with the San Antonio Meeting, together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the San Antonio Meeting;

(nnn)

"San Antonio Parties" means, collectively and taken as a whole, San Antonio and San Antonio Subco and "San Antonio Party" means either of them;

(ooo)

"San Antonio Shareholder" means a holder of San Antonio Shares;

(ppp)

"San Antonio Shareholder Approval" means the written consent of San Antonio Shareholders representing a majority of the issued and outstanding San Antonio Shares to the Amalgamation;

(qqq)

"San Antonio Shares" means common shares in the capital of San Antonio as constituted on the date hereof and if the context requires, such shares after giving effect to the Share Consolidation;

(rrr)

"San Antonio Subco Shares" means the common shares in the capital of San Antonio Subco;

(sss)

"San Antonio Unit" means a whole unit comprising two San Antonio Shares and two San Antonio Warrants;

(ttt)

"San Antonio Warrant" means a warrant entitling the holder to purchase one San Antonio Share at a price of $0.25 until July 31, 2019;

(uuu)

"Second Release Condition" has the meaning assigned thereto in the Subscription Receipt Agreement;

(vvv)

"Second Subscription Receipt Agreement" means the subscription receipt agreement between R2 and the Subscription Receipt Agent, to be dated on or about the date the First Release Condition is satisfied;

(www)

"Securities Act" means the Securities Act (British Columbia), as now in effect and as it may be amended from time to time prior to the Effective Date;

(xxx)

"Securities Authorities" means the British Columbia Securities Commission and the applicable securities regulatory authorities in each of the other provinces and territories of Canada, collectively;

(yyy)

"Securities Laws" means the Securities Act and the equivalent Laws in the other provinces of Canada, and the published policies, instruments, rules, judgments, orders and decisions of any Securities Authorities or Governmental Entities administering those statutes, as well as the rules, regulations, by-laws and policies of the TSXV;

(zzz)

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

(aaaa)

"Share Consolidation" means the consolidation of the San Antonio Shares on a two for one basis;

(bbbb)

"Subscription Receipt Agent" means Computershare Trust Company of Canada;

(cccc)

"Subscription Receipt Agreement" means the subscription receipt agreement dated July 31, 2014 between R2 and the Subscription Receipt Agent, as the same may be modified or amended from time to time;

(dddd)

"Supplemental Subscription Receipt Agreement" means a supplemental subscription receipt agreement to the Second Subscription Receipt Agreement to be dated the Effective Date, among San Antonio, Amalco and the Subscription Receipt Agent, pursuant to which San Antonio agrees to be bound thereby as successor to R2;

(eeee)

"Supplemental Warrant Indenture" means a supplemental warrant indenture to the Warrant Indenture to be dated the Effective Date, among San Antonio, Amalco and the Warrant Agent, pursuant to which San Antonio agrees to be bound thereby as successor to R2;

(ffff)

"Tax" or "Taxes" means, with respect to any Person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, royalties, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, social service taxes, license taxes, withholding taxes, payroll taxes, health taxes, employer health taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise taxes, social security premiums, workers' compensation premiums, employment or unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on that Person, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(gggg)

"Tax Act" means the Income Tax Act, R.S.C. 1985 (5th Supp.) c.1, and the regulations thereunder, as amended or replaced from time to time prior to the Effective Date;

(hhhh)

"Tax Returns" means all return, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

(iiii)

"Termination Date" means 120 calendar days from the date of this Agreement, or such later date as may be agreed to in writing by the Parties;

(jjjj)

"Transaction Personal Information" has the meaning ascribed thereto in Section 5.2; and

(kkkk)

"TSXV" means the TSX Venture Exchange;

(llll)

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(mmmm)

"Warrant Agent" means Computershare Trust Company of Canada; and

(nnnn)

"Warrant Indenture" means the warrant indenture between Computershare Trust Company of Canada as warrant agent and R2 to be dated on or about the date the First Release Condition is satisfied, pursuant to which the R2 Unit Warrants will be created and issued.

1.2

Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article", "Section" or "Subsection" followed by a number and/or a letter refer to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof', "herein" and "hereunder" and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. The word "including", when following a general statement or term, is not to be construed as limiting the general statement or term to any specific item or matter set forth or to similar items or matters, but rather as permitting the general statement or term to refer also to all other items or matters that could reasonably fall within its broadest possible scope. The word "or" is not exclusive.

1.3

Number and Gender

In this Agreement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa and words importing gender include all genders.

1.4

Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5

Currency

Unless otherwise stated, all currency amounts in this Agreement are expressed in lawful money of Canada.

1.6

Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a Party, it refers to the actual knowledge of the senior officers of the Party after due inquiry.

1.7

Statutory References

Any reference in this Agreement to a statute includes all rules and regulations made thereunder, all amendments to that statute or the rules and regulations made thereunder in force from time to time, and any statute or rule or regulation that supplements or supersedes that statute or the rules or regulations made thereunder.

1.8

Entire Agreement

This Agreement and the Ancillary Agreements constitute the entire agreement between the Parties hereto pertaining to the terms of the Amalgamation and ancillary arrangements and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties hereto with respect to the terms of the Amalgamation and such arrangements.

1.9

Deemed Actions

Where this Agreement contemplates a notice, consent or authorization being given or received by San Antonio Subco, such notice, consent or authorization shall be deemed to have been given or received (as the case may be) by San Antonio Subco if the same notice, consent or authorization is given or received (as the case may be) by San Antonio, whether on its own behalf or on behalf of San Antonio Subco.

1.10

Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made hereunder in respect of any Party shall be made in a manner consistent with IFRS as historically applied by such Party.

1.11

Schedules

The following are the Schedules to this Agreement, which form an integral part hereof:

Schedule "A"

Regulatory Approvals

Schedule "B"

Representations and Warranties of R2

Schedule "C"

Representations and Warranties of San Antonio

Schedule "D"

Articles of Amalgamation

ARTICLE 2

THE AMALGAMATION

2.1

The Amalgamation

R2, San Antonio and San Antonio Subco agree that R2 and San Antonio Subco shall amalgamate pursuant to the provisions of Section 181 of the ABCA as of the Effective Date and continue as one corporation on the terms and conditions contained in this Agreement, including the following:

(a)

the name of Amalco shall be "R2 Energy Ltd.", or such other name as is acceptable to the Registrar and R2;

(b)

there shall be no restrictions on the business that Amalco is authorized to carry on or the powers Amalco may exercise;

(c)

the registered office of Amalco shall be located at 3700 — 400 Third Avenue SW, Calgary, Alberta, T2P 4H2;

(d)

the authorized share capital of Amalco shall consist of an unlimited number of class A common shares, class B common shares, class C preferred shares (issuable in a series) and class D preferred shares (issuable in a series), without nominal or par value and shall have attached to them the special rights, privileges, conditions and restrictions set out in the Articles of Amalgamation;

(e)

the restrictions on share transfers are as set out in Schedule "B" of the Articles of Amalgamation;

(f)

the minimum number of directors of Amalco shall be one (1) and the maximum number of directors of Amalco shall be 10;

(g)

the full names and addresses of the first directors of Amalco shall be as follows:

Name	Address
Craig Steinke	1429 Paradise Road Ferndale, Washington, USA 98248
Carmen Etchart	14915 20th Avenue Surrey, British Columbia V4A 8E9

Such directors shall hold office until the first annual meeting of shareholders of Amalco or until their successors are elected or appointed;

(h)

the articles of Amalco shall be the Articles of Amalgamation, and the by-laws of Amalco shall be the by-laws of R2;

(i)

upon completion of the Amalgamation, the stated capital of the Amalco Shares shall be equal to the aggregate of the paid-up capital (within the meaning assigned by the Tax Act) of each of the R2 Shares and the San Antonio Subco Shares immediately before the Amalgamation, and there shall be added to the stated capital of the San Antonio Shares an amount equal to the paid-up capital of the R2 Shares (other than any R2 Shares owned by a dissenting R2 Shareholder) immediately before the Amalgamation;

(j)

and the fiscal year end of Amalco shall be December 31 of each calendar year.

2.2

Exchange of Securities at the Effective Time

(a)

Any shares of either of the amalgamating Parties held by on or behalf of the other amalgamating Party will, at the Effective Time, be cancelled without any repayment of capital in respect thereof;

(b)

Upon the terms and conditions set forth in this Agreement other than outstanding shares of each of the Parties, if any, to be cancelled pursuant to Section 2.2(a), at the Effective Time:

(i)

San Antonio shall receive one Amalco Share for each one San Antonio Subco Share held by San Antonio, following which all such San Antonio Subco Shares shall be cancelled;

(ii)

subject to Subsection 2.2(b)(iv), each holder of R2 Shares (including R2 Unit Shares issued upon the conversion of the R2 Initial Subscription Receipts), other than dissenting R2 Shareholders, shall be deemed to have exchanged such R2 Shares for San Antonio Shares pursuant to the Amalgamation on the basis of two San Antonio Shares for each R2 Share so exchanged;

(iii)

Amalco shall issue to San Antonio one fully-paid and non-assessable Amalco Share for each San Antonio Subco Share so issued;

(iv)

no fractional San Antonio Shares will be issued. In the event that a R2 Shareholder would otherwise be entitled to a fractional San Antonio Share hereunder, the number of San Antonio Shares issued to such R2 Shareholder shall be rounded up to the next greater whole number of San Antonio Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of San Antonio Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all R2 Shares registered in the name of or beneficially held by such R2 Shareholder or their nominee shall be aggregated; and

(v)

Amalco shall be a wholly-owned subsidiary of San Antonio.

2.3

Outstanding Warrants and Options

At the Effective Time:

(a)

each R2 Unit Warrant which is outstanding prior to the Effective Time shall be cancelled and its holder shall receive in exchange therefor two Replacement Warrants, to be governed by the terms of the Supplemental Warrant Indenture, having the same terms and conditions, including the term to expiry, conditions to and manner of exercising (except that the exercise price shall be adjusted to equal the quotient obtained by dividing the original exercise price of the R2 Unit Warrant by two), as the R2 Unit Warrant for which it was exchanged;

(b)

each R2 Option which is outstanding prior to the Effective Time shall be cancelled and in its place its holder shall receive in exchange therefor two Replacement Options, each to purchase from San Antonio one San Antonio Share at an exercise price equal to the quotient obtained by dividing the original exercise price of the R2 Option by two, and otherwise on the same terms and conditions as the cancelled R2 Options, including the term to expiry, vesting conditions and manner of exercising; and

(c)

each R2 Second Subscription Receipt which is outstanding prior to the Effective Time shall be cancelled and in its place its holder shall receive in exchange therefor a Replacement Subscription Receipt, to be governed by the terms of the Supplemental Subscription Receipt Agreement, entitling its holder to receive, upon satisfaction of the Second Release Condition, two San Antonio Shares and two Replacement Warrants.

2.4

Delivery of Share Certificates

(a)

Upon the presentation and surrender by each R2 Shareholder to R2 of the certificates representing all of the R2 Shares held by such R2 Shareholder (other than R2 Unit Shares) which have been exchanged for San Antonio Shares pursuant to the Amalgamation, along with a duly completed Letter of Transmittal, San Antonio shall forthwith issue (or cause to be issued) on the Effective Date to such R2 Shareholder, a certificate (or other evidence of issue) representing the number of San Antonio Shares to which the R2 Shareholder is entitled under this Agreement.

(b)

Pursuant to the terms of the R2 Concurrent Placement, R2 will not issue (or cause to be issued) certificates (or other evidence of issue) representing the R2 Unit Shares, R2 Unit Warrants or R2 Second Subscription Receipts, and upon delivery of a duly completed Letter of Transmittal to R2, San Antonio shall forthwith issue (or cause to be issued) on the Effective Date to such holder of R2 Unit Shares, R2 Unit Warrants or R2 Second Subscription Receipts, a certificate (or other evidence of issue) representing the San Antonio Shares, Replacement Warrants and Replacement Subscription Receipts, respectively, to which the holder is entitled under this Agreement.

2.5

Effect of Certificate of Amalgamation

On the Effective Date, the Amalgamation of San Antonio Subco and R2 and their continuance as one corporation shall become effective; the property of each of San Antonio Subco and R2 shall continue to be the property of Amalco; Amalco shall continue to be liable for the obligations of each of R2 and San Antonio Subco; any existing cause of action, claim or liability to prosecution shall be unaffected; any civil, criminal or administrative action or proceeding pending by or against either San Antonio Subco or R2 may be continued to be prosecuted by or against Amalco; a conviction against, or filing, order or judgment in favour of or against, either San Antonio Subco or R2 may be enforced by or against Amalco; and the Articles of Amalgamation shall be deemed to be the Articles of Incorporation of Amalco and the Certificate of Amalgamation shall be deemed to be the Certificate of Incorporation for Amalco.

2.6

Filing Statement

(a)

As promptly as practicable after execution of this Agreement, R2 shall prepare the Filing Statement in accordance with applicable Securities Laws, the ABCA, TSXV Form 3D2 and all other applicable Laws. San Antonio shall assist R2 in the preparation of the Filing Statement and provide to R2, in a timely and expeditious manner, all information as may be required by applicable Laws with respect to San Antonio for inclusion in the Filing Statement and any amendments or supplements thereto. The R2 Information and the San Antonio Information, on both the date the Filing Statement is first provided to the TSXV and on the date the Filing Statement has received TSXV approval and is filed with the Securities Authorities through SEDAR and/or any Governmental Entity, shall not contain any misrepresentation (as such term is defined in the Securities Act) and will comply in all material respects with all applicable requirements of Law, and R2 and San Antonio each agree to correct promptly any such information provided by either of them for use in the Filing Statement that has ceased to meet such standard. In any such event, R2 shall prepare a supplement or amendment to the Filing Statement or such application or other document, as required and as the case may be, and, if required, shall cause the same to be filed with the relevant Securities Authorities through SEDAR and/or any Governmental Entity after San Antonio and its counsel and advisors and the TSXV have had a reasonable opportunity to review and comment on all such documentation and all such documentation is in form and content reasonably satisfactory to R2 and San Antonio.

(b)

San Antonio shall indemnify and save harmless R2 and its directors, officers and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which R2, its directors, officers and agents may be subject or may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the San Antonio Information.

(c)

R2 shall indemnify and save harmless San Antonio and its directors, officers and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which San Antonio, its directors, officers and agents may be subject or may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the R2 Information.

2.7

R2 Shareholder Approval

(a)

As soon as reasonably practicable after execution of this Agreement and completion of the Filing Statement, R2 shall use its commercially reasonable efforts to obtain R2 Shareholder Approval by way of written, unanimous resolution, and completed Letters of Transmittal from each of the R2 Shareholders (in respect of R2 Shares, other than R2 Unit Shares).

(b)

If it is determined by R2, acting reasonably, that the R2 Shareholder Approval cannot be obtained by written, unanimous resolution, R2 shall lawfully convene and hold the R2 Meeting for the purpose of obtaining the R2 Shareholder Approval as soon as reasonably practicable, and in any event, on or before September 30, 2014.

(c)

Provided the R2 Shareholder Approval is to be obtained at the R2 Meeting, each R2 Shareholder may exercise Dissent Rights in connection with the Amalgamation pursuant to and in the manner set forth in section 191 of the ABCA. In such event, R2 shall give San Antonio: (i) prompt notice of any written notices of exercise of rights of dissent, withdrawals of such notices, and any other instruments served pursuant to the ABCA and received by R2; and (ii) the opportunity to participate in all negotiations and proceedings with respect to such rights. Without the prior written consent of San Antonio, except as required by applicable Laws, R2 shall not make any payment with respect to any such rights or offer to settle or settle any such rights.

2.8

San Antonio Shareholder Approval

As soon as reasonably practicable after execution of this Agreement and completion of the Filing Statement, San Antonio shall use its commercially reasonable efforts to obtain San Antonio Shareholder Approval and file and deliver the Filing Statement in accordance with the rules and policies of the TSXV.

2.9

Filing of Articles of Amalgamation

Subject to the satisfaction or waiver of the conditions precedent in Article 6 hereof, on the day that is the third Business Day after the last to occur of the receipt of R2 Shareholder Approval and San Antonio Shareholder Approval (or such other date as the Parties may agree) R2 and San Antonio Subco shall cause to be filed, with the Registrar, the Articles of Amalgamation to be effective on the date of filing.

2.10

San Antonio Meeting

(a)

San Antonio shall not postpone, adjourn or cancel (or propose to postpone, adjourn or cancel) the San Antonio Meeting without the prior written consent of R2.

(b)

San Antonio shall solicit proxies to be voted at the San Antonio Meeting in favour of the matters to be considered at the San Antonio Meeting as contemplated by this Agreement.

(c)

San Antonio shall conduct the San Antonio Meeting in accordance with the articles of San Antonio and any instrument governing the San Antonio Meeting, and as otherwise required by Law.

(d)

San Antonio shall, on a regular basis, promptly advise R2 of the number of San Antonio Shares for which San Antonio receives written objections to any of the San Antonio Ancillary Resolutions and provide R2 with copies of such written objections.

(e)

San Antonio shall allow R2's Representatives and legal counsel to attend the San Antonio Meeting.

2.11

San Antonio Meeting Materials

(a)

San Antonio shall ensure that the San Antonio Meeting Materials comply in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the San Antonio Meeting Materials (including with respect to any information incorporated therein by reference) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information furnished by R2) and shall provide San Antonio Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the San Antonio Meeting and shall include the recommendation of the San Antonio Board that San Antonio Shareholders vote in favour of the San Antonio Ancillary Shareholder Resolutions. R2 and its legal counsel shall be given a reasonable opportunity to review and comment on the San Antonio Meeting Materials and other documents related thereto before they become final, and reasonable consideration shall be given to any comments made by R2 and its legal counsel.

(b)

In the event San Antonio becomes aware that the San Antonio Meeting Materials contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the San Antonio Meeting Materials, San Antonio shall promptly mail or otherwise publicly disseminate any amendment or supplement to the San Antonio Meeting Materials to the San Antonio Shareholders and, if required by applicable Laws, file the same as required under Securities Laws and as otherwise required.

(c)

San Antonio shall indemnify and save harmless R2 and its directors, officers and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which R2, its directors, officers and agents may be subject or may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the San Antonio Meeting Materials (other than a misrepresentation or alleged misrepresentation resulting from information furnished by R2).

2.12

Announcement and Shareholder Communications

San Antonio and R2 agree to cooperate in the preparation of presentations, if any, to the R2 Shareholders or the San Antonio Shareholders regarding the transactions contemplated by this Agreement, and no Party shall: (a) issue any press release or otherwise make public announcements with respect to this Agreement, the Amalgamation or the transactions contemplated hereby without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); or (b) make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws or requirement of any Governmental Entity having jurisdiction, provided that the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. To the extent possible, each Party shall provide prior notice to the other Party of any material public disclosure that it proposes to make regarding its business or operations during the term of this Agreement, together with a draft copy of such disclosure. Such other Party and its legal counsel shall be given a reasonable opportunity to review and comment on such information prior to such information being disseminated publicly or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by such other Party and its legal counsel.

2.13

San Antonio Guarantee

San Antonio hereby unconditionally and irrevocably guarantees the due and punctual performance by San Antonio Subco of each and every covenant and obligation of San Antonio Subco arising under this Agreement. San Antonio hereby agrees that R2 shall not have to proceed first against San Antonio Subco before exercising its rights under this guarantee against San Antonio.

2.14

United States Tax Considerations

The Amalgamation is intended to qualify as a tax-deferred reorganization under Section 368(a) of the Code. The Parties hereto agree to treat the Amalgamation as a reorganization within the meaning of Section 368(a) for all United States federal income tax purposes, and to not take any position on any United States tax return or otherwise take any tax reporting position for United States federal income tax purposes inconsistent with such treatment, unless otherwise required by a "determination" within the meaning of Section 1313 of the Code that such treatment is not correct. Excluding the transactions contemplated by this Agreement and the Amalgamation, no party hereto shall take any action, fail to take any action, cause any action to be taken or cause any action not to be taken that could reasonably be expected to prevent the Amalgamation from qualifying as a reorganization within the meaning of Section 368(a)(1) with respect to R2 and the R2 Shareholders. Notwithstanding the foregoing, none of San Antonio, San Antonio Subco or R2 makes any representation, warranty or covenant to any other party or to any R2 Shareholder, San Antonio Shareholder or other holder of R2 securities or San Antonio securities (including without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the United States tax treatment of the Amalgamation, including, but not limited to, whether the Amalgamation will qualify as a reorganization within the meaning of Section 368(a) of the Code or as a tax-deferred reorganization for purposes of any United States state or local Tax Laws.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1

Representations and Warranties of R2

Except as qualified by the R2 Disclosure Letter, R2 hereby makes to and in favour of San Antonio the representations and warranties as set forth in Schedule "A" to this Agreement and acknowledges that San Antonio is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Amalgamation and the other transactions contemplated herein.

3.2

Representations and Warranties of San Antonio

Except as qualified by the San Antonio Disclosure Letter, San Antonio hereby makes to and in favour of R2 the representations and warranties as set forth in Schedule "B" to this Agreement and acknowledges that R2 is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Amalgamation and the other transactions contemplated herein.

3.3

Survival of Representations and Warranties

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
COVENANTS

4.1

Covenants of R2 Regarding the Conduct of Business

R2 covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (v) as required by applicable Laws or by any Governmental Entity having jurisdiction; (w) with respect to matters qualified by the R2 Disclosure Letter (which shall make reference to the applicable Subsection of this Section 4.1 in respect of which such qualification is being made); (x) as San Antonio consents to, such consent not to be unreasonably withheld, conditioned or delayed; (y) as required or contemplated by the R2 Concurrent Placement; or (z) as is otherwise expressly permitted or specifically contemplated by this Agreement:

(a)

the business of R2 shall be conducted only, and R2 shall not take any action except, in the ordinary course of business consistent with past practice and R2 shall use its commercially reasonable efforts to preserve and maintain intact its business organization, assets, Authorizations, employees, goodwill and business relationships;

(b)

R2 shall promptly deliver written notice to San Antonio of any circumstance or development that, to the knowledge of R2, is or could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on R2;

(c)

R2 shall not directly or indirectly:

(i)

amend its articles, bylaws or other constating documents;

(ii)

declare, set aside or pay any dividend, return of capital or other distribution or payment (whether in cash, shares or property) on or in respect of its securities;

(iii)

split, divide, consolidate, combine, exchange or reclassify any of its equity securities or issue or authorize the issuance of any other securities in lieu of or in substitution for, any of its equity securities;

(iv)

issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities, other than the grant of R2 Options to directors, officers, employees and/or consultants of R2 to purchase up to that number of R2 Shares as is equal to 10% of the issued and outstanding R2 Shares immediately prior to the Effective Time;

(v)

redeem, purchase or otherwise acquire any of its outstanding securities, unless otherwise required by the terms of such securities;

(vi)

alter or amend the terms of any of its outstanding securities;

(vii)

adopt a plan of liquidation or resolution providing for the liquidation or dissolution of R2;

(viii)

make any changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any new accounting policies, principles, methods, practices or procedures), except as required by applicable Laws or by IFRS as advised by R2's regular independent accountants, as the case may be;

(ix)

make any material Tax election or settle or compromise any material Tax liability;

(x)

reorganize, amalgamate or merge with any other Person;

(xi)

sell, pledge, lease, exclusively license, transfer, dispose of or encumber any material assets;

(xii)

acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof;

(xiii)

make any investment, either by the purchase of securities, contribution of capital, property transfer, or purchase of any property or asset, in any other Person, except in the ordinary course of business consistent with past practice;

(xiv)

incur, extend, renew, replace or repay before it is due any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans or advances;

(xv)

pay, settle, discharge or satisfy any material claim, liability, litigation, lawsuit, arbitration, proceeding or obligation other than the payment, discharge or satisfaction of liabilities in the ordinary course of business consistent with past practice;

(xvi)

waive, release, grant, transfer modify or amend any Authorization, claim or right of material value;

(xvii)

enter into or modify any Material Contract or series of contracts resulting in a new Material Contract outside of the ordinary course of business consistent with past practice, that could individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on R2;

(xviii)

settle or compromise: (A) any action, claim or proceeding brought against it that is or could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on R2; or (B) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Amalgamation;

(xix)

cause or allow the current insurance (or re-insurance) policies maintained by R2 to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; or

(xx)

authorize, agree, or otherwise commit, whether or not in writing, to do any of the foregoing.

4.2

Covenants of R2 Regarding the Amalgamation

Subject to the terms of this Agreement, R2 shall perform all obligations required to be performed by R2 under this Agreement, co-operate with San Antonio in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, R2 shall:

(a)

apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to R2 required in connection with this Agreement, the Amalgamation or any of the other transactions contemplated herein, and, in doing so, keep San Antonio fully informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing San Antonio promptly with copies of all related applications and notifications (other than with respect to confidential information contained in such applications and notifications), in a draft form prior to such applications and notifications being submitted, in order for San Antonio to provide its reasonable comments thereon;

(b)

use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained from, and to deliver all notices required to be delivered to, other parties to any of its Material Contracts in connection with this Agreement, the Amalgamation or any of the other transactions contemplated herein;

(c)

use commercially reasonable efforts to comply promptly with all requirements imposed by applicable Laws with respect to the Amalgamation and any other transactions contemplated herein;

(d)

not knowingly take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which is or could reasonably be expected to impede or delay the completion of the transactions contemplated under this Agreement, except as specifically permitted by this Agreement;

(e)

defend all lawsuits or other legal, regulatory or other proceedings against R2 challenging or affecting this Agreement or the consummation of the Amalgamation or any of the other transactions contemplated hereby. R2 shall also provide to San Antonio's legal counsel on a timely basis copies of any notice of appearance or other documents served on R2 in respect of such lawsuit or proceeding. In addition, R2 will not object to legal counsel to San Antonio seeking leave or standing to make such submissions in connection with such lawsuit or proceeding as such counsel considers appropriate, provided, however, that R2 is advised of the nature of any submissions prior to any hearing and such submissions are consistent with the terms of this Agreement and the Amalgamation;

(f)

use commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other order or decree seeking to stop, or otherwise adversely affecting its ability to consummate, the Amalgamation or any of the other transactions contemplated hereby; and

(g)

use commercially reasonable efforts to fulfil all conditions to closing contained in this Agreement that are within its power and satisfy all provisions of this Agreement and the Amalgamation applicable to R2.

4.3

Covenants of San Antonio Parties Regarding the Conduct of Business

The San Antonio Parties jointly and severally covenant and agree that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (v) as required by applicable Law or by any Governmental Entity having jurisdiction; (w) with respect to matters qualified by the San Antonio Disclosure Letter (which shall make reference to the applicable Subsection of this Section 4.3 in respect of which such qualification is being made); (x) as R2 consents to, such consent not to be unreasonably withheld, conditioned or delayed; or (y) as is otherwise expressly permitted or specifically contemplated by this Agreement:

(a)

the business of San Antonio shall be conducted only, and San Antonio shall not take any action except, in the ordinary course of business consistent with past practice and San Antonio shall use its commercially reasonable efforts to preserve and maintain intact its business organization, assets, Authorizations, employees, goodwill and business relationships;

(b)

San Antonio shall promptly deliver written notice to R2 of any circumstance or development that, to the knowledge of San Antonio, is or could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on San Antonio or San Antonio Subco;

(c)

neither San Antonio nor San Antonio Subco shall, directly or indirectly:

(i)

amend its articles, by-laws, notice of articles or other constating documents;

(ii)

declare, set aside or pay any dividend, return of capital or other distribution or payment (whether in cash, shares or property) on or in respect of its securities;

(iii)

split, divide, consolidate, combine, exchange or reclassify any of its equity securities or issue or authorize the issuance of any other securities in lieu of or in substitution for, any of its equity securities;

(iv)

issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities;

(v)

redeem, purchase or otherwise acquire any of its outstanding securities, unless otherwise required by the terms of such securities;

(vi)

alter or amend the terms of any of its outstanding securities;

(vii)

adopt a plan of liquidation or resolution providing for the liquidation or dissolution of San Antonio or San Antonio Subco;

(viii)

make any changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any new accounting policies, principles, methods, practices or procedures), except as required by applicable Laws or by IFRS as advised by San Antonio's regular independent accountants, as the case may be;

(ix)

make any material Tax election or settle or compromise any material Tax liability;

(x)

reorganize, amalgamate or merge with any other Person;

(xi)

sell, pledge, lease, exclusively license, transfer, dispose of or encumber any material assets;

(xii)

acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof;

(xiii)

make any investment, either by the purchase of securities, contribution of capital, property transfer, or purchase of any property or asset, in any other Person, except in the ordinary course of business consistent with past practice;

(xiv)

incur, extend, renew, replace or repay before it is due any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans or advances;

(xv)

pay, settle, discharge or satisfy any material claim, liability, litigation, lawsuit, arbitration, proceeding or obligation other than the payment, discharge or satisfaction of liabilities in the ordinary course of business consistent with past practice;

(xvi)

waive, release, grant, transfer modify or amend any Authorization, claim or right of material value;

(xvii)

except in the ordinary course of business consistent with past practice, expend or commit to expend any amount, individually or in the aggregate, in excess of, in the case of San Antonio Subco, $1,000, and in the case of San Antonio, $10,000;

(xviii)

enter into any contracts or other transactions with any officer or director of San Antonio or San Antonio Subco, or any holder of more than 5% of the outstanding San Antonio Shares;

(xix)

exercise any termination rights (other than related to the passage of time) with respect to any Material Contract;

(xx)

enter into or modify any Material Contract or series of contracts resulting in a new Material Contract or series of related new Material Contracts outside of the ordinary course of business consistent with past practice, that could individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on San Antonio or San Antonio Subco;

(xxi)

(A) grant to any officer, director or employee of San Antonio or San Antonio Subco an increase in compensation in any form; (B) grant any general salary increase to any officer, director or employee of San Antonio or San Antonio Subco; (C) take any action with respect to the grant of any severance or termination pay to, or enter into any employment agreement with, any officer, director or employee of San Antonio or San Antonio Subco; or (D) increase any benefits payable to any officer, director or employee of San Antonio or San Antonio Subco under its current severance or termination pay policies;

(xxii)

settle or compromise: (A) any action, claim or proceeding brought against it that is or could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on San Antonio or San Antonio Subco; or (B) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Amalgamation;

(xxiii)

initiate any material discussions, negotiations or filings with any Governmental Entity regarding any matter (except in the ordinary course of business consistent with past practice);

(xxiv)

enter into, modify or terminate any Contract with respect to any of the foregoing except; or

(xxv)

authorize, agree, or otherwise commit, whether or not in writing, to do any of the foregoing.

4.4

Covenants of San Antonio Parties Regarding the Amalgamation

Subject to the terms of this Agreement, San Antonio and San Antonio Subco shall perform all obligations required to be performed by San Antonio and San Antonio Subco, respectively, under this Agreement, co-operate with R2 in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, San Antonio and San Antonio Subco jointly and severally covenant and agree to:

(a)

apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to San Antonio and San Antonio Subco required in connection with this Agreement, the Amalgamation or any of the other transactions contemplated herein, and, in doing so, keep R2 fully informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing R2 promptly with copies of all related applications and notifications (other than with respect to confidential information contained in such applications and notifications), in a draft form prior to such applications and notifications being submitted, in order for R2 to provide its reasonable comments thereon;

(b)

use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained from, and to deliver all notices required to be delivered to, other parties to any of their respective Material Contracts in connection with this Agreement, the Amalgamation or any of the other transactions contemplated herein;

(c)

use commercially reasonable efforts to comply promptly with all requirements imposed by applicable Laws with respect to the Amalgamation and any other transactions contemplated herein;

(d)

not knowingly take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which is or could reasonably be expected to impede or delay the completion of the transactions contemplated under this Agreement, except as specifically permitted by this Agreement;

(e)

defend all lawsuits or other legal, regulatory or other proceedings against San Antonio or San Antonio Subco challenging or affecting this Agreement or the consummation of the Amalgamation or any of the other transactions contemplated hereby. San Antonio and San Antonio Subco shall also provide to R2's legal counsel on a timely basis copies of any notice of appearance or other documents served on San Antonio or San Antonio Subco in respect of such lawsuit or proceeding. In addition, neither San Antonio nor San Antonio Subco will object to legal counsel to R2 seeking leave or standing to make such submissions in connection with such lawsuit or proceeding as such counsel considers appropriate, provided, however, that San Antonio is advised of the nature of any submissions prior to any hearing and such submissions are consistent with the terms of this Agreement and the Amalgamation;

(f)

use commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other order or decree seeking to stop, or otherwise adversely affecting their respective ability to consummate, the Amalgamation or any of the other transactions contemplated hereby;

(g)

use commercially reasonable efforts to fulfil all conditions to closing contained in this Agreement that are within their respective powers and satisfy all provisions of this Agreement and the Amalgamation applicable to San Antonio and San Antonio Subco;

(h)

use commercially reasonable efforts to obtain conditional approval of the TSXV to the matters to be approved pursuant to the San Antonio Ancillary Resolutions and listing on the TSXV of the San Antonio Shares, Replacement Warrants and San Antonio Warrants issuable pursuant to the Amalgamation, subject only to satisfaction by San Antonio of customary listing conditions of the TSXV;

(i)

use commercially reasonable efforts to obtain the resignation of each of Thomas Dyakowski, Kenneth Phillippe and Stephen Kenwood from the San Antonio Board effective immediately prior to the Effective Time together with a mutual release from each such Person in form and substance satisfactory to R2 acting reasonably;

(j)

in the case of San Antonio, pass a resolution, in its capacity as the sole shareholder of San Antonio Subco, approving the Amalgamation and this Agreement, such resolution to be in form and substance satisfactory to R2 acting reasonably;

(k)

use commercially reasonable efforts to continue to be a "reporting issuer" (or the equivalent thereof) in the provinces of Alberta and British Columbia and in material compliance with all applicable Securities Laws; and

(l)

on the Effective Date, provide: (i) to its transfer agent, an irrevocable direction authorizing and directing the transfer agent to issue the San Antonio Shares issuable under the Amalgamation to holders of the R2 Shares (including the R2 Unit Shares); (ii) to the Warrant Agent, an irrevocable direction authorizing and directing the Warrant Agent to issue the Replacement Warrants issuable under the Amalgamation to holders of the R2 Unit Warrants; and (iii) to the Subscription Receipt Agent, an irrevocable direction authorizing and directing the Subscription Receipt Agent to issue the Replacement Subscription Receipts issuable under the Amalgamation to holders of the R2 Second Subscription Receipts.

4.5

Indemnification and Insurance

(a)

San Antonio and San Antonio Subco jointly and severally covenant and agree that as of the Effective Time they shall assume all rights to indemnification or exculpation in favour of the current and former directors and officers of R2 provided in the current articles of R2, applicable corporate legislation and any indemnity agreements (but only to the extent that such rights to indemnification or exculpation are permitted under applicable Law), in each case, effective on or prior to the date hereof.

(b)

R2 shall act as agent and trustee of the benefits of the foregoing for its directors and officers for the purpose of this Section 4.5 and this Section 4.5 shall survive the execution and delivery of this Agreement and the completion of the Amalgamation and shall be enforceable against San Antonio and/or San Antonio Subco by the Persons described in Subsection (a) hereof.

ARTICLES 5

ACCESS TO INFORMATION AND PRIVACY

5.1

Access to Information

Subject to applicable Laws, upon reasonable notice, each Party shall afford the other Party's Representatives and legal counsel access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, it shall furnish promptly to the other Party all information concerning its business, properties and personnel as the other Party may reasonably request.

5.2

Privacy Matters

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about identifiable individuals in connection with the transactions contemplated hereby (the "Transaction Personal Information"). Neither Party shall disclose Transaction Personal Information originally collected by the other Party to any Person other than to its Representatives and legal counsel who are evaluating and advising on the transactions contemplated by this Agreement. If San Antonio and San Antonio Subco complete the transactions contemplated by this Agreement, neither San Antonio nor San Antonio Subco shall, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Laws, use or disclose Transaction Personal Information originally collected:

(a)

for purposes other than those for which such Transaction Personal Information was collected by the Party prior to the Effective Date; and

(b)

which does not relate directly to the canying on of the business of San Antonio or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

The Parties shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure and shall cause their Representatives and legal counsel to observe the terms of this Section 5.2 and to protect and safeguard all Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall forthwith stop using the other Party's Transaction Personal Information and promptly deliver to the other Party all Transaction Personal Information originally collected by such other Party in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Laws, for electronic back-up copies made automatically in accordance with the usual back-up procedures of the Party (or its Representatives or legal counsel) returning such Transaction Personal Information.

ARTICLE 6
CONDITIONS

6.1

Mutual Conditions Precedent

The respective obligations of each of R2 and the San Antonio Parties to complete the Amalgamation and any transactions otherwise contemplated hereby will be subject to the fulfillment, or mutual waiver in writing by each of R2 and San Antonio, of each of the following conditions:

(a)

the Amalgamation, the Filing Statement and the matters contemplated by the San Antonio Ancillary Resolutions shall have been approved by the TSXV;

(b)

R2 Shareholder Approval shall have been obtained in accordance with the requirements of applicable Laws;

(c)

San Antonio Shareholder Approval shall have been obtained in accordance with applicable Laws;

(d)

the San Antonio Meeting Materials shall have been mailed;

(e)

no action, suit or proceeding shall be pending or threatened by any Governmental Entity or other Person, in each case having a reasonable likelihood of success, and no applicable Laws or Authorization shall be in effect, which:

(i)

makes the consummation of the Amalgamation illegal or otherwise enjoins or prohibits the Amalgamation or any transactions otherwise contemplated hereby; or

(ii)

renders this Agreement unenforceable in any way or frustrates the purpose and intent hereof or thereof;

(f)

the TSXV shall have conditionally accepted the listing of: (i) the San Antonio Shares issuable pursuant to the Amalgamation (including San Antonio Shares issuable upon exchange of the R2 Unit Shares and the exercise of the Replacement Warrants, San Antonio Warrants and Replacement Options and the automatic conversion of Replacement Subscription Receipts); and (ii) the Replacement Warrants and San Antonio Warrants;

(g)

all other consents, orders, regulations and approvals, including regulatory and judicial approvals and others necessary or desirable for the completion of the transactions provided for in this Agreement and the Amalgamation shall have been obtained or received from the Person or Governmental Authority having jurisdiction in the circumstances;

(h)

the Articles of Amalgamation shall be filed with the Registrar in a form and substance satisfactory to each of R2 and San Antonio;

(i)

San Antonio, as the sole shareholder of San Antonio Subco, shall have approved the Amalgamation;

(j)

exemptions from the registration requirements of the U.S. Securities Act and all applicable state securities laws of the United States shall be available for the issuance of all of the securities of San Antonio issued in connection with the completion of the Amalgamation; and

(k)

this Agreement shall not have been terminated in accordance with its terms.

6.2

Additional Conditions Precedent to the Obligations of San Antonio

The obligations of San Antonio to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of San Antonio and may be waived by San Antonio, and any one or more of which, if not satisfied or waived, will relieve San Antonio of any obligation under this Agreement):

(a)

all covenants of R2 under this Agreement to be performed on or before the Effective Date shall have been performed by R2 in all material respects and San Antonio shall have received a certificate of R2 addressed to San Antonio and dated the Effective Date, signed, without personal liability, on behalf of R2 by two senior officers of R2, confirming the same as at the Effective Date;

(b)

all representations and warranties of R2 under this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result, or would not reasonably be expected to result, in a Material Adverse Change in respect of R2 and would not, or would not reasonably be expected to, materially delay completion of the Amalgamation and the transactions otherwise contemplated hereby, and San Antonio shall have received a certificate of R2 addressed to San Antonio and dated the Effective Date, signed, without personal liability, on behalf of R2 by two senior officers of R2, confirming the same as at the Effective Date;

(c)

all consents, waivers, and approvals required to be obtained by R2 from a counter-party to a Material Contract of R2 required in connection with, or to permit the consummation of, the Amalgamation or any transaction otherwise contemplated hereby (other than consents, waivers and approvals, the failure of which to obtain would not have a Material Adverse Effect on R2 or its ability to complete the Amalgamation), shall have been obtained on terms and conditions satisfactory to San Antonio, acting reasonably;

(d)

since the date hereof, there shall not have occurred a Material Adverse Change to R2 and San Antonio shall have received a certificate of R2 addressed to San Antonio and dated the Effective Date, signed, without personal liability, on behalf of R2 by two senior officers of R2, confirming the same as at the Effective Date;

(e)

relevant R2 Shareholders shall have entered into such escrow agreements as required by the TSXV; and

(f)

San Antonio shall have received from R2 on or prior to the Effective Date such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by San Antonio, acting reasonably.

San Antonio may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by San Antonio with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by San Antonio in complying with its obligations hereunder.

6.3

Additional Conditions Precedent to the Obligations of R2

The obligations of R2 to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of R2 and may be waived by R2, and any one or more of which, if not satisfied or waived, will relieve R2 of any obligation under this Agreement):

(a)

all covenants of the San Antonio Parties under this Agreement to be performed on or before the Effective Date shall have been performed by the San Antonio Parties in all material respects and R2 shall have received a certificate of San Antonio and San Antonio Subco addressed to R2 and dated the Effective Date, signed, without personal liability, on behalf of San Antonio and San Antonio Subco by two senior officers of San Antonio and San Antonio Subco, confirming the same as at the Effective Date;

(b)

all representations and warranties of the San Antonio Parties under this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result, or would not reasonably be expected to result, in a Material Adverse Change in respect of the San Antonio Parties and would not, or would not reasonably be expected to, materially delay completion of the Amalgamation and the transactions otherwise contemplated hereby, and R2 shall have received a certificate of San Antonio and San Antonio Subco addressed to R2 and dated the Effective Date, signed, without personal liability, on behalf of San Antonio and San Antonio Subco by two senior officers of San Antonio and San Antonio Subco, confirming the same as at the Effective Date;

(c)

all consents, waivers and approvals required to be obtained by San Antonio from a counter-party to a Material Contract of San Antonio required in connection with, or to permit the consummation of, the Amalgamation or any transaction otherwise contemplated hereby (other than consents, waivers and approvals, the failure of which to obtain would not have a Material Adverse Effect on San Antonio or its ability to complete the Amalgamation), shall have been obtained on terms and conditions satisfactory to R2, acting reasonably;

(d)

since the date hereof, there shall not have occurred a Material Adverse Change to, or a Material Adverse Effect on the San Antonio Parties and R2 shall have received a certificate of San Antonio and San Antonio Subco addressed to R2 and dated the Effective Date, signed, without personal liability, on behalf of San Antonio and San Antonio Subco by two senior officers of San Antonio and San Antonio Subco, confirming the same as at the Effective Date;

(e)

there shall not be in force or threatened any order or decree of any Governmental Entity or other Person that has the effect of ceasing or restricting trading in the San Antonio Shares;

(f)

each of Thomas Dyakowski, Kenneth Phillippe and Stephen Kenwood shall have provided mutual resignations from the San Antonio Board and shall have delivered mutual releases in favour of San Antonio in form and substance satisfactory to R2, acting reasonably;

(g)

immediately prior to the Effective Time, the San Antonio Board shall be comprised of the following three R2 nominees: Gordon Keep, Ian Telfer and Craig Steinke and the following San Antonio nominee: Christopher Dyakowski;

(h)

the San Antonio Shares issuable pursuant to the Amalgamation and this Agreement, including, for greater certainty, in exchange for the R2 Unit Shares and issuable upon conversion of the Replacement Subscription Receipts, shall each be freely tradable (other than as a result of any control person restrictions which may arise by virtue of the ownership thereof) under applicable Canadian Laws;

(i)

San Antonio, Amalco and the Subscription Receipt Agent shall have executed and delivered the Supplemental Subscription Receipt Agreement, in form and substance satisfactory to R2;

(j)

San Antonio, Amalco and the Warrant Agent shall have executed and delivered the Supplemental Warrant Indenture, in form and substance satisfactory to R2; and

(k)

R2 shall have received from San Antonio and San Antonio Subco on or prior to the Effective Date such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by R2, acting reasonably.

R2 may not rely on the failure to satisfy any of the above conditions precedent as a basis for noncompliance by R2 with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by R2 in complying with its obligations hereunder.

6.4

Notice and Cure Provisions

Each of San Antonio and San Antonio Subco, on the one hand, and R2 on the other, will give prompt notice to the other of the occurrence, or failure to occur, at any time until the earlier of the Effective Time or the time that this Agreement is terminated in accordance with its terms, of any event or state of facts which occurrence or failure would, or would be likely to:

(a)

cause any of the representations or warranties of it or the other Party contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date; or

(b)

result in the failure in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or the other Party prior to the Effective Date.

Neither San Antonio nor R2 may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Sections 6.1, 6.2 or 6.3, or exercise any termination right arising therefrom, unless forthwith, and in any event prior to the Effective Time, San Antonio (or San Antonio Subco) or R2, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which San Antonio (or San Antonio Subco) or R2, as the case may be, is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that San Antonio, (or San Antonio Subco) or R2, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement as a result thereof until the expiration of a period of 10 calendar days from such notice. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of such cured matter.

6.5

Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, the Articles of Amalgamation are filed under the ABCA to give effect to the Amalgamation.

ARTICLE 7

TERM, TERMINATION, AMENDMENT AND WAIVER

7.1

Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2

Termination

(a)

This Agreement may be terminated at any time prior to the filing of the Articles of Amalgamation (notwithstanding any San Antonio Shareholder Approval or R2 Shareholder Approval, as applicable):

(i)

by mutual written agreement of San Antonio and R2; or

(ii)

by either R2 or San Antonio, if:

(A)

the Effective Time shall not have occurred on or before the Termination Date, except that the right to terminate this Agreement under this Subsection 7.2(a)(ii)(A) shall not be available to any Party whose failure to perform any of its covenants or agreements or whose breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Termination Date;

(B)

after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Amalgamation illegal or otherwise prohibits or enjoins R2, San Antonio or San Antonio Subco from consummating the transactions contemplated by this Agreement and such applicable Law or enjoinment shall have become final and non-appealable; provided, however, that the Party seeking to terminate this Agreement shall have used its commercially reasonable efforts to have such applicable Law lifted or rescinded;

(C)

R2 Shareholder Approval shall not have been obtained by September 30, 2014; or

(D)

San Antonio Shareholder Approval shall not have been obtained by September 30, 2014; or

(iii)

by R2, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of San Antonio or San Antonio Subco set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Termination Date, as reasonably determined by R2; provided, however, that R2 is not then in breach of this Agreement so as to cause any condition in Section 6.1 or Section 6.2 not to be satisfied; or

(iv)

by San Antonio, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of R2 set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Termination Date as reasonably determined by San Antonio; provided, however, that San Antonio is not then in breach of this Agreement so as to cause any condition in Section 6.1 or Section 6.3 not to be satisfied.

(b)

The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Subsection 7.2(a)(i)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party's exercise of its termination right.

(c)

For greater certainty, this Agreement may not be terminated by San Antonio Subco.

7.3

Expenses

Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such fees, costs or expenses.

7.4

Amendment

Subject to the provisions of applicable Laws, this Agreement may, at any time and from time to time, be amended by the Parties in writing, without further notice to or authorization on the part of R2 Shareholders or San Antonio Shareholders and any such amendment may without limitation:

(a)

change the time for performance of any of the obligations or acts of the Parties;

(b)

waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)

waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)

waive compliance with or modify any mutual conditions precedent herein contained,

provided that no such amendment returns or materially adversely affects the considerations to be received by a R2 Shareholder without approval by the affected securityholders given in the same manner as required for the approval of the Amalgamation.

7.5

Waiver

Either the San Antonio Parties, on the one hand, or R2, on the other, may: (a) extend the time for the performance of any of the obligations or acts of the other Party; (b) waive compliance, except as provided herein, with any of the other Party's agreements or the fulfillment of any conditions to its own obligations contained herein; or (c) waive inaccuracies in any of the other Party's representations or warranties contained herein or any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 8

GENERAL PROVISIONS

8.1

Notices

All notices, consents, requests, demands, waivers and other communications hereunder will be deemed to have been duly given and made, if in writing and if served by personal delivery upon the Party for whom it is intended or delivered, or if sent by facsimile or electronic mail, upon receipt of confirmation that the transmission has been received, to the Person at the address set forth below, or any other address as may be designated in writing hereafter, in the same manner, by that Person:

(a)

if to San Antonio or San Antonio Subco:

San Antonio Ventures Inc.

3750 W. 49th Avenue

Vancouver, British Columbia V6N 3T8

Attention:

Christopher Dyakowski

Email:

dyakowski@telus.net

with a copy (which shall not constitute notice) to:

Bull Housser Tupper LLP

Suite 900 — 900 Howe Street

Vancouver, British Columbia V6Z 2M4

Attention:

David Hunter

Facsimile:

604-646-2634

Email:

dmh@bht.com

(b)

if to R2:

R2 Energy Ltd.

15567 Marine Drive

White Rock, British Columbia V4B 1C9

Attention:

Craig Steinke

Facsimile:

604-536-3621

Email:

craig@r2energy.ca

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

Suite 2200, 885 West Georgia Street

Vancouver, British Columbia V6C 3E8

Attention:

Jennifer Traub

Facsimile:

604-691-6120

Email:

jtraub@casselsbrock.com

8.2

Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the reminder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated and the Parties hereto will negotiate in good faith to modify the Agreement to preserve each Party's anticipated benefits under the Agreement.

8.3

Assignment

No Party may assign this Agreement or any of its rights hereunder without the prior written consent of the other Parties, which consent may be withheld without reason.

8.4

Governing Law and Jurisdiction

This Agreement shall be governed by and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein, and shall be treated in all respects as a British Columbia contract. Each Party hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia (and, if necessary, the Supreme Court of Canada) in respect of all matters arising under or in relation to this Agreement and agrees not to commence any action, suit or proceeding relating thereto except in such courts.

8.5

Binding Effect

This Agreement will be binding upon and will enure to the benefit of each of the Parties hereto and their respective successors and permitted assigns.

8.6

Investigation by Parties

No investigation pursuant to this Agreement or otherwise made by or on behalf of the San Antonio Parties, on the one hand, or R2 on the other, or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant by the other in or pursuant to this Agreement.

8.7

Amendments; Waivers

This Agreement may not be modified, amended, altered or supplemented except in the manner contemplated herein and upon the execution and delivery of a written agreement executed by each Party. No waiver of any nature, in any one or more instances, will be deemed or construed as a further or continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

8.8

Further Assurances

The San Antonio Parties, on the one hand, and R2 on the other, hereby agree that each will promptly furnish to the other any further documents and take or cause to be taken any further action as may reasonably be required in order to give effect to this Agreement and the Amalgamation. The San Antonio Parties, on the one hand, and R2 on the other, each agree to execute and deliver any instruments and documents as the other may reasonably require in order to carry out the intent of this Agreement.

8.9

Time of Essence

Time is of the essence of this Agreement.

8.10 No Liability

No director or officer of San Antonio or San Antonio Subco shall have any personal liability whatsoever to R2 under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of San Antonio or San Antonio Subco. No director or officer of R2 shall have any personal liability whatsoever to San Antonio or San Antonio Subco under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of R2.

8.11

Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile, .pdf (via electronic mail) or similar executed electronic copy of this Agreement, and such facsimile, .pdf (via electronic mail) or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[SIGNATURE PAGE FOLLOWS]

The Parties have executed this Agreement as of the date first written above.

SAN ANTONIO VENTURES INC.

By: ______________________________

1837783 ALBERTA LTD.

By: ______________________________

R2 ENERGY LTD.

By: ______________________________

The Parties have executed this Agreement as of the date first written above.

SAN ANTONIO VENTURES INC.

By: ______________________________

1837783 ALBERTA LTD.

By: ______________________________

R2 ENERGY LTD.

By: ______________________________

Craig Steinke, CEO

SCHEDULE "A"

REGULATORY APPROVALS

1.

The TSXV shall have conditionally accepted the listing of the San Antonio Shares issuable pursuant to the Amalgamation (including the San Antonio Shares issuable upon exchange of the R2 Unit Shares and the exercise of the Replacement Warrants, San Antonio Warrants and Replacement Options and the automatic conversion of the Replacement Subscription Receipts) and the Replacement Warrants, the San Antonio Warrants, the Amalgamation and the matters contemplated by the San Antonio Ancillary Resolutions.

SCHEDULE "B"

REPRESENTATIONS AND WARRANTIES

OF R2

Capitalized terms used in this Schedule "B" and not otherwise defined shall have the meanings ascribed to such terms in the Amalgamation Agreement made as of August 1, 2014 between R2 Energy Ltd. ("R2"), San Antonio Ventures Inc. and 1837783 Alberta Ltd. to which this Schedule "B" is appended.

(a)

Organization and Qualification. R2 is a corporation existing under the Laws of its jurisdiction of incorporation and has all necessary corporate power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted.

(b)

Qualification to Do Business. Other than as set forth in the Disclosure Letter, R2 is duly registered or otherwise authorized and qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on R2.

(c)

Authorized and Issued Capital. The authorized share capital of R2 consists of an unlimited number of R2 Shares. As of the close of business on July 31, 2014, there are 23,245,553 issued and outstanding R2 Shares, 1,146,000, R2 Options and 19,166,666 R2 Initial Subscription Receipts. As of the close of business on July 31, 2014, other than as disclosed in the preceding sentence, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by R2 of any securities of R2, or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of R2 (including R2 Shares). Other than the R2 Shares, the R2 Options and the R2 Initial Subscription Receipts, there are no securities of R2 outstanding. There are no outstanding contractual or other obligations of R2 to repurchase, redeem or otherwise acquire any of its securities. There are no outstanding bonds, debentures or other evidences of indebtedness of R2 having the right to vote with the holders of the outstanding R2 Shares on any matter. All outstanding R2 Shares are validly issued, fully-paid and non-assessable shares in the capital of R2.

(d)

R2 Board Approval. The R2 Board has approved the Amalgamation and entry into this Agreement and has determined that the Amalgamation is in the best interests of R2.

(e)

Corporate Authorization. R2 has the requisite corporate power and authority to enter into this Agreement. The execution and delivery of, and performance by R2 of, this Agreement and each of the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated by them have been, or prior to the Effective Date will be, duly authorized by all necessary corporate action on the part of the R2 Board and, subject to obtaining the R2 Shareholder Approval, no other corporate actions on the part of R2 are necessary to authorize this Agreement or to complete the Amalgamation or any of the transactions otherwise contemplated hereby. Except for the Regulatory Approvals and the R2 Shareholder Approval, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by R2 in connection with the execution and delivery of this Agreement, each of the Ancillary Agreements or the consummation of the Amalgamation.

(f)

Execution and Binding Obligation. This Agreement and each of the Ancillary Agreements to which R2 is a party has been, or prior to the Effective Date will be, duly executed and delivered by R2 and constitute a legal, valid and binding agreement of R2 enforceable against it in accordance with their respective terms subject only to any limitation under applicable Laws relating to: (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other applicable Laws of general application affecting the enforcement of creditors' rights; and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(g)

No Conflict. The execution and delivery of and performance by R2 of its obligations under this Agreement and each of the Ancillary Agreements to which it is a party, the completion of the transactions contemplated by this Agreement, and the performance of its obligations thereunder, do not and will not:

(i)

constitute or result in a violation or breach of, or conflict with, any of the terms or provisions of its constating documents or articles;

(ii)

require any consent or other action by any Person under, constitute or result in a breach or violation of, or conflict with or, with or without notice or lapse of time or both, allow any Person to exercise any rights under, any of the terms or provisions of any Contracts to which R2 is a party or pursuant to which any of its assets or properties may be affected;

(iii)

result in a breach of, or cause the termination or revocation of, any Authorization held by R2 necessary to the operation of the business of R2; or

(iv)

result in the violation of any applicable Laws which would, individually or in the aggregate, have a Material Adverse Effect on R2.

(h)

Absence of Changes. Since December 31, 2013, other than in connection with the transactions contemplated in this Agreement, or the R2 Concurrent Placement, or as set forth in the Disclosure Letter, the business of R2 has been conducted in the ordinary course of business consistent with past practice and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on R2.

(i)

Required Consents and Approvals. There is no requirement to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Entity as a condition to the lawful completion of the transactions contemplated by this Agreement, except the Regulatory Approvals.

(j)

Subsidiaries. R2 does not own any common shares or other securities of any Person other than Montero Energy Corporation S.L.

(k)

Financial Statements. The R2 Financial Statements were prepared in accordance with IFRS, consistently applied, and fairly present in all material respects the financial condition of R2 at the respective dates indicated and the results of operations of R2 for the periods covered. R2 does not have any liability, obligation or commitment (including, without limitation, liabilities, obligations or commitments to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the R2 Financial Statements except liabilities and obligations incurred in the ordinary course.

(l)

Auditor Independence. The auditor who reported on and audited the R2 Financial Statements required to be audited is independent with respect to R2, within the meaning of the Canadian Institute of Chartered Accountants Handbook and Securities Laws.

(m)

Unlawful Payment. Neither R2 nor any employee or agent of R2 has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any Laws, or made any payment to any foreign, Canadian, United States or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable Laws.

(n)

Accounting Controls. R2 maintains, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. R2 has identified no material weakness related to the design of its internal controls over financial reporting.

(o)

R2 Records. The corporate records and minute books of R2 have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of R2: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of R2; and (iii) accurately and fairly reflect the basis for the R2 Financial Statements.

(p)

Compliance with Laws. Other than as set forth in the R2 Disclosure Letter, R2 has complied with all applicable Laws, orders, judgments and decrees other than any non-compliance which would, individually or in the aggregate, not have a Material Adverse Effect on R2.

(q)

Environmental Laws. (i) To the knowledge of R2, R2 is not in violation of any Law relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, any Law relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"); (ii) R2 has all permits, authorizations and approvals required under any applicable Environmental Laws and, to the knowledge of R2, is in compliance with the requirements of each such permit, authorization and approval; and (iii) there are no pending, or to the knowledge of R2, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against R2, which if determined adversely, would reasonably be expected to have a Material Adverse Effect.

(r)

Authorizations. No material Authorizations are held by R2 other than as disclosed in the R2 Disclosure Letter. To the knowledge of R2, each of such Authorizations is currently in good standing, is valid and subsisting, and R2 is not in violation or breach of any of the terms or provisions of such Authorizations, except where it would not have a Material Adverse Effect on R2. In particular, without limiting the generality of the foregoing, R2 has not received any compliance orders, citations, notices relating to non-compliance or alleged non-compliance, notice of proceedings relating to the revocation or adverse modification of any Authorizations, nor has R2 received notice of the revocation or cancellation of, or any intention to revoke or cancel, any Authorizations.

(s)

Litigation. There is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of R2, threatened against or relating to R2 affecting any of its properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on R2.

(t)

Bankruptcy. R2 is not insolvent within the meaning of applicable bankruptcy, insolvency or fraudulent conveyance laws. No act or proceeding has been taken by or against R2 in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of R2, nor, to the knowledge of R2, is any threatened, or for the appointment of a trustee, receiver, manager or other administrator of R2 or any of its properties or assets. R2 has not sought protection under the Bankruptcy and Insolvency Act (Canada) or the Company Creditors Arrangement Act (Canada) or applicable bankruptcy legislation outside Canada.

(u)

Certain Contracts. R2 is not a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which any portion of the business of R2 is conducted; (ii) limit any business practice of R2; or (iii) restrict any acquisition or disposition of any property by R2.

(v)

Material Contracts. The R2 Disclosure Letter sets forth a complete list of all the Material Contracts to which R2 is a party. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) R2 is not in breach of or default under the terms of any Material Contract; (ii) as of the date hereof, to the knowledge of R2, no other party to any Material Contract is in breach of or default under the terms of any such Material Contract; and (iii) each Material Contract is a valid and binding obligation of R2 and is in full force and effect.

(w)

Gas Permits. To the best of R2's knowledge: (i) all of the titles, permits, applications, claims and concessions described in the R2 Spain Report (as defined below) (collectively, the "Gas Permits") are free and clear of all Encumbrances, and there are no conflicting claims that could constitute a material defect in Montero's title thereto; (ii) there are no pending or threatened, suits, claims, actions, proceedings or investigations of any nature affecting the Gas Permits; (iii) the Gas Permits are in good standing, are valid and enforceable; (iv) no royalty is payable in respect of any of the Gas Permits; (v) there are no restrictions on the use, transfer or ability to otherwise exploit any such property rights, except as required by applicable Laws; (vi) there has not been issued any notice or any other indication from any governmental licensing authority of any proposal or intention to withdraw, revoke, amend or terminate any of the Gas Permits; (vii) all material obligations in respect of the Gas Permits have been complied with at all times; (viii) all material obligations in respect of the Gas Permits have been complied with and no action, claim, demand, dispute or liability in respect of the same is outstanding or threatened. The Gas Permits are the only material rights owned or held or in which R2 has an interest. For the purposes hereof "R2 Spain Report" means the report entitled "Evaluation of Prospective Resources Unconventional Gas Volumes" dated June 1, 2014 prepared by Chapman Petroleum Engineering Ltd.

(x)

Non-Arm's Length Transactions. Other than as set forth in the Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions between R2, on the one hand, and any officer or director of R2 or any associate (as defined in the Securities Act) of any such officer or director, on the other.

(y)

Purchase and Sales. R2 has not approved, has not entered into any agreement in respect of, and has no knowledge of: (i) the purchase of any material property or any interest therein or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by R2 whether by asset sale, transfer of shares, or otherwise; or (ii) a change of control (by sale or transfer of R2 Shares or sale of all or substantially all of the assets of R2) of R2.

(z)

Indebtedness. R2 does not have any loans or other material indebtedness outstanding which has been made to any of the R2 Shareholders, or any of its officers, directors or employees, past or present, or any Person not dealing at arm's length (as such term is defined in the Tax Act) with it.

(aa)

Shareholder Agreements. Neither R2, nor to the knowledge of R2, any of the R2 Shareholders is a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of R2.

(bb)

Interest in Revenues. No officer, director, employee or any other Person not dealing at arm's length with R2, or to the knowledge of R2, any associate or Affiliate of such Person, owns, has or is entitled to any royalty, net profits interest, carried interest, licensing fee, or any other Encumbrances or claims of any nature whatsoever which are based on the revenues of R2.

(cc)

Insurance. R2 maintains policies of insurance in force as of the date hereof naming R2 as an insured, in amounts and in respect of such risks as are normal and usual for companies of a similar size and industry and such policies are in full force and effect as of the date hereof.

(dd)

Employees. R2 is in compliance with all terms and conditions of all applicable Laws respecting employment and employment practices, terms and conditions of employment, pay equity, wages, hours of work, overtime, human rights and occupational health and safety, and there are no outstanding claims, complaints, investigations or orders under any such applicable Laws and to the knowledge of R2 there is no basis for such claim. There is not currently any labour disruption or conflict involving R2. R2 is not a party to a collective bargaining agreement. To the best of R2's knowledge, there are no union organizing efforts being made involving R2.

(ee)

R2 Employee Plans. Other than as set forth in the R2 Disclosure Letter, R2 does not have any employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, savings, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance, or similar plans, programmes, arrangements or practices relating to the current or former employees, officers or directors of R2, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered under which R2 may have any liability, contingent or otherwise.

(ff)

Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to R2, R2 has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(gg)

No Broker's Commission. R2 has not entered into any agreement that would entitle any Person to any valid claim against R2 for a broker's commission, finder's fee or any like payment in respect of the Amalgamation or any other matter contemplated by this Agreement.

(hh)

Confidentiality Agreements. R2 has not waived the standstill or other provisions of any confidentiality or standstill Contracts with another Person.

(ii)

Right of First Refusal. There are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights which would be triggered in connection with the execution and delivery of this Agreement, any of the Ancillary Agreements or the consummation of the Amalgamation, or in connection with any future equity financing or other transaction entered into by R2.

SCHEDULE "C"

REPRESENTATIONS AND WARRANTIES

OF SAN ANTONIO

Capitalized terms used in this Schedule "C" and not otherwise defined shall have the meanings ascribed to such terms in the Amalgamation Agreement made as of August 1, 2014 between R2 Energy Ltd., San Antonio Ventures Inc. ("San Antonio") and 1837783 Alberta Ltd. ("San Antonio Subco") to which this Schedule "C" is appended.

(a)

Organization and Qualification. Each of San Antonio and San Antonio Subco is a corporation existing under the Laws of its jurisdiction of incorporation or continuance and has all necessary corporate power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted.

(b)

Qualification to Do Business. Each of San Antonio and San Antonio Subco is duly registered or otherwise authorized and qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on San Antonio and San Antonio Subco.

(c)

Authorized and Issued Capital of San Antonio. The authorized share capital of San Antonio consists of 100,000,000 San Antonio Shares. As of the close of business on July 31, 2014, there are 9,482,500 issued and outstanding San Antonio Shares. As of the close of business on July 31, 2014, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by San Antonio of any securities of San Antonio, or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of San Antonio (including San Antonio Shares). Other than the San Antonio Shares, there are no securities of San Antonio outstanding. There are no outstanding contractual or other obligations of San Antonio to repurchase, redeem or otherwise acquire any of its securities. There are no outstanding bonds, debentures or other evidences of indebtedness of San Antonio having the right to vote with the holders of the outstanding San Antonio Shares on any matter. All outstanding San Antonio Shares are validly issued, fully-paid and non-assessable shares in the capital of San Antonio.

(d)

Authorized and Issued Capital of San Antonio Subco. The authorized share capital of San Antonio Subco consists of an unlimited number of San Antonio Subco Shares. As of the close of business on July 31, 2014, there is one issued and outstanding San Antonio Subco Share, which is owned by San Antonio. As of the close of business on July 31, 2014, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by San Antonio Subco of any securities of San Antonio Subco, or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of San Antonio Subco (including San Antonio Subco Shares). Other than the one San Antonio Subco Share, there are no securities of San Antonio outstanding. The one San Antonio Subco Share has been duly authorized and validly issued, is fully paid and non-assessable, and has been issued in compliance with applicable Laws.

(e)

San Antonio Board Approval. The San Antonio Board has approved the Amalgamation and entry into this Agreement and has determined that the Amalgamation is in the best interests of San Antonio.

(f)

Corporate Authorization. Each of San Antonio and San Antonio Subco has the requisite corporate power and authority to enter into this Agreement. The execution and delivery of, and performance by San Antonio and San Antonio Subco of, this Agreement and each of the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated by them have been, or prior to the Effective Date will be, duly authorized by all necessary corporate action on the part of the San Antonio Board, and, subject to obtaining the San Antonio Shareholder Approval and in the case of San Antonio Subco, the approval of San Antonio pursuant to Subsection 6.1(i), no other corporate actions on the part of San Antonio and San Antonio Subco are necessary to authorize this Agreement or to complete the Amalgamation or any of the transactions otherwise contemplated hereby. Except for the Regulatory Approvals and the San Antonio Shareholder Approval and approval of San Antonio as sole shareholder of San Antonio Subco, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by San Antonio or San Antonio Subco in connection with the execution and delivery of this Agreement, each of the Ancillary Agreements or the consummation of the Amalgamation.

(g)

Execution and Binding Obligation. This Agreement and each of the Ancillary Agreements to which San Antonio or San Antonio Subco is a party has been, or prior to the Effective Date will be, duly executed and delivered by San Antonio and San Antonio Subco and constitute a legal, valid and binding agreement of San Antonio and San Antonio Subco enforceable against it in accordance with their respective terms subject only to any limitation under applicable Laws relating to: (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other applicable Laws of general application affecting the enforcement of creditors' rights; and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(h)

No Conflict. The execution and delivery of and performance by San Antonio and San Antonio Subco of its obligations under this Agreement and each of the Ancillary Agreements to which it is a party, the completion of the transactions contemplated by this Agreement, and the performance of its obligations thereunder, do not and will not:

(i)

constitute or result in a violation or breach of, or conflict with, any of the terms or provisions of its constating documents or articles;

(ii)

require any consent or other action by any Person under, constitute or result in a breach or violation of, or conflict with or, with or without notice or lapse of time or both, allow any Person to exercise any rights under, any of the terms or provisions of any Contracts to which San Antonio is a party or pursuant to which any of its assets or properties may be affected;

(iii)

result in a breach of, or cause the termination or revocation of, any Authorization held by San Antonio or San Antonio Subco necessary to the operation of the business of San Antonio; or

(iv)

result in the violation of any applicable Laws which would, individually or in the aggregate, have a Material Adverse Effect on San Antonio.

(i)

Absence of Changes. Since March 31, 2014, other than in connection with the transactions contemplated in this Agreement or as disclosed in the San Antonio Disclosure Documents, the business of San Antonio has been conducted in the ordinary course of business consistent with past practice and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on San Antonio.

(j)

Required Consents and Approvals. There is no requirement to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Entity as a condition to the lawful completion of the transactions contemplated by this Agreement, except the Regulatory Approvals.

(k)

Securities Laws Matters. San Antonio is a "reporting issuer" under applicable Securities Laws in each of British Columbia and Alberta and is not in default of any material requirements of any applicable Securities Laws in such jurisdictions or with the TSXV, on which the San Antonio Shares are listed for trading. No delisting, suspension of trading in or cease trading order with respect to the San Antonio Shares is pending or, to the knowledge of San Antonio, threatened. The documents comprising the San Antonio Disclosure Documents did not at the respective times they were filed with the Securities Authorities, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made. San Antonio has timely filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by San Antonio with the Securities Authorities. San Antonio has not filed any confidential material change report which at the date hereof remains confidential.

(l)

TSXV Policies. San Antonio is in material compliance with all policies and requirements of the TSXV.

(m)

Subsidiaries. Other than the San Antonio Subco Shares, San Antonio does not own any common shares or other securities of any Person and San Antonio Subco does not own any common shares or other securities of any Person.

(n)

Financial Statements. The San Antonio Financial Statements were prepared in accordance with IFRS, consistently applied, and fairly present in all material respects the financial condition of San Antonio at the respective dates indicated and the results of operations of San Antonio for the periods covered. San Antonio does not have any liability, obligation or commitment (including, without limitation, liabilities, obligations or commitments to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the San Antonio Financial Statements except liabilities and obligations incurred in the ordinary course.

(o)

Canadian Development Expenditures. San Antonio does not have any outstanding obligations to incur/renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of the San Antonio Shares that have not yet been fully incurred and renounced.

(p)

Auditor Independence. The auditor who reported on and audited the San Antonio Financial Statements required to be audited is independent with respect to San Antonio, within the meaning of the Canadian Institute of Chartered Accountants Handbook and Securities Laws.

(q)

No Reportable Events. There have been no reportable events (within the meaning of section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations) with San Antonio's auditor.

(r)

Unlawful Payment. Neither San Antonio nor any employee or agent of San Antonio has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any Laws, or made any payment to any foreign, Canadian, United States or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable Laws.

(s)

Accounting Controls. San Antonio maintains, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. San Antonio has identified no material weakness related to the design of its internal controls over financial reporting.

(t)

Share Issuance. Subject to applicable Canadian Securities Laws and the rules and policies of the TSXV, San Antonio has the full and lawful right and authority to issue the San Antonio Shares to the R2 Shareholders (including to holders of R2 Initial Subscription Receipts), in connection with the Amalgamation, and upon issuance such shares will be validly issued as fully paid and non-assessable common shares in the capital of San Antonio free and clear of all Encumbrances.

(u)

Transfer Agent. Computershare Investor Services Inc. has been duly appointed as the registrar and transfer agent of the San Antonio Shares.

(v)

San Antonio Records. The corporate records and minute books of San Antonio and San Antonio Subco have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of San Antonio: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of San Antonio; and (iii) accurately and fairly reflect the basis for the San Antonio Financial Statements.

(w)

Compliance with Laws. Each of San Antonio and San Antonio Subco has complied with all applicable Laws, orders, judgments and decrees other than any non-compliance which would, individually or in the aggregate, not have a Material Adverse Effect on San Antonio and San Antonio Subco.

(x)

Environmental Laws. (i) To the knowledge of San Antonio, San Antonio is not in violation of any Law relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, any Law relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"); (ii) San Antonio has all permits, authorizations and approvals required under any applicable Environmental Laws and, to the knowledge of San Antonio, is in compliance with the requirements of each such permit, authorization and approval; and (iii) there are no pending, or to the knowledge of San Antonio, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against San Antonio, which if determined adversely, would reasonably be expected to have a Material Adverse Effect.

(y)

Authorizations. No material Authorizations are held by San Antonio.

(z)

Litigation. There is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of San Antonio, threatened against or relating to San Antonio affecting any of its properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on San Antonio.

(aa)

Bankruptcy. San Antonio is not insolvent within the meaning of applicable bankruptcy, insolvency or fraudulent conveyance laws. No act or proceeding has been taken by or against San Antonio in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of San Antonio, nor, to the knowledge of San Antonio, is any threatened, or for the appointment of a trustee, receiver, manager or other administrator of San Antonio or any of its properties or assets. San Antonio has not sought protection under the Bankruptcy and Insolvency Act (Canada) or the Company Creditors Arrangement Act (Canada) or applicable bankruptcy legislation outside Canada.

(bb)

Certain Contracts. San Antonio is not a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which any portion of the business of San Antonio is conducted; (ii) limit any business practice of San Antonio; or (iii) restrict any acquisition or disposition of any property by San Antonio.

(cc)

Material Contracts. The San Antonio Disclosure Documents sets forth a complete list of all the Material Contracts to which San Antonio is a party. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) San Antonio is not in breach of or default under the terms of any Material Contract; (ii) as of the date hereof, to the knowledge of San Antonio, no other party to any Material Contract is in breach of or default under the terms of any such Material Contract; and (iii) each Material Contract is a valid and binding obligation of San Antonio, and is in full force and effect.

(dd)

Mineral Rights. (i) all mining titles, permits, licenses, claims and concessions comprising the Fame property (the "Property"), as described in the San Antonio Disclosure Documents (collectively, the "Mining Rights"), are free and clear of Encumbrances, and there are no conflicting claims that could constitute a material defect in San Antonio's title to any of the Mining Rights; (ii) there are no pending or threatened, suits, claims, actions, proceedings or investigations of any nature affecting the Property or the Mining Rights; (iii) the Mining Rights are in good standing, are valid and enforceable, are free and clear of any material Encumbrances. No royalty is payable in respect of any of the Mining Rights. There are no restrictions on the use, transfer or ability to otherwise exploit any such property rights, except as required by applicable Laws; (iv) the Mining Rights are the only material prospecting or exploration rights owned or held by San Antonio with respect to the Property; (v) San Antonio has not received notice from any governmental licensing authority of any proposal or intention to withdraw, revoke, amend or terminate any of the Mining Rights; and (vi) all material obligations in respect of the Mining Rights have been complied with at all times, and no action, claim, demand, dispute or liability in respect of the same is outstanding or threatened.

(ee)

Technical Information. All technical information set forth in the San Antonio Disclosure Documents has been reviewed by a "qualified person" as required under NI 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). All such information has been prepared in accordance with Canadian industry standards set forth in NI 43-101, and, to the knowledge of San Antonio, there has been no material changes to such information since the date of delivery or preparation thereof. San Antonio has filed with the applicable Securities Authorities all technical reports required to be filed by it under NI 43-101 and such technical reports are current.

(ff)

Non-Arm's Length Transactions. Except as disclosed in the San Antonio Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions between San Antonio, on the one hand, and any officer or director of San Antonio or any associate of any such officer or director, on the other.

(gg)

Purchase and Sales. San Antonio has not approved, has not entered into any agreement in respect of, and has no knowledge of: (i) the purchase of any material property or any interest therein or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by San Antonio whether by asset sale, transfer of shares, or otherwise; or (ii) a change of control (by sale or transfer of San Antonio Shares or sale of all or substantially all of the assets of San Antonio) of San Antonio.

(hh)

Indebtedness. San Antonio does not have any loans or other material indebtedness outstanding which has been made to any of the San Antonio Shareholders, or any of its officers, directors or employees, past or present, or any Person not dealing at arm's length (as such term is defined in the Tax Act) with it.

(ii)

Shareholder Agreements. Neither San Antonio, nor to the knowledge of San Antonio, any of the San Antonio Shareholders is a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of San Antonio.

(jj)

Interest in Revenues. No officer, director, employee or any other Person not dealing at arm's length with San Antonio, or to the knowledge of San Antonio, any associate or Affiliate of such Person, owns, has or is entitled to any royalty, net profits interest, carried interest, licensing fee, or any other Encumbrances or claims of any nature whatsoever which are based on the revenues of San Antonio.

(kk)

Insurance. San Antonio maintains policies of insurance in force as of the date hereof naming San Antonio as an insured, in amounts and in respect of such risks as are normal and usual for companies of a similar size and industry and such policies are in full force and effect as of the date hereof.

(ll)

Employees. San Antonio is in compliance with all terms and conditions of employment agreements and all applicable Laws respecting employment and employment practices, terms and conditions of employment, pay equity, wages, hours of work, overtime, human rights and occupational health and safety, and there are no outstanding claims, complaints, investigations or orders under any such applicable Laws and to the knowledge of San Antonio there is no basis for such claim. There is not currently any labour disruption or conflict involving San Antonio. San Antonio is not a party to a collective bargaining agreement. To the best of San Antonio's knowledge, there are no union organizing efforts being made involving San Antonio.

(mm)

San Antonio Employee Plans. Other than the 2012 Stock Option Incentive Plan of San Antonio with an effective date of January 11, 2012, San Antonio does not have any employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, savings, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance, or similar plans, programmes, arrangements or practices relating to the current or former employees, officers or directors of San Antonio, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered under which San Antonio may have any liability, contingent or otherwise. All material employment agreements, severance agreements and change of control agreements and all employee plans have been publically disclosed where required by Applicable Securities Laws.

(nn)

Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to San Antonio, San Antonio has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

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No Broker's Commission. San Antonio has not entered into any agreement that would entitle any Person to any valid claim against San Antonio for a broker's commission, finder's fee or any like payment in respect of the Amalgamation or any other matter contemplated by this Agreement.

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Confidentiality Agreements. San Antonio has not waived the standstill or other provisions of any confidentiality or standstill Contracts with another Person.

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Right of First Refusal. There are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights which would be triggered in connection with the execution and delivery of this Agreement, any of the Ancillary Agreements or the consummation of the Amalgamation, or in connection with any future equity financing or other transaction entered into by San Antonio.

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Foreign Private Issuer. San Antonio is, and upon completion of the Amalgamation will be, a "foreign private issuer" within the meaning of Regulation S under the U.S. Securities Act, and does not and upon completion of the Amalgamation will not have any "substantial U.S. market interest" (as such term is defined in Regulation S under the U.S. Securities Act) in any class of its securities.

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No Investment Company Registration. San Antonio is not, and upon completion of the Amalgamation will not be, an issuer that is registered or required to be registered as an "investment company" pursuant to the United States Investment Company Act of 1940, as amended.

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No Directed Selling. None of San Antonio, any of its Affiliates, or any Person acting on its or their behalf has taken, or will take, any action, including, without limitation, any "directed selling efforts" (as defined in Regulation S under the U.S. Securities Act) or any "general solicitation or general advertising" (as such terms are used in Regulation D under the U.S. Securities Act), that would cause the issuance of the securities of San Antonio issuable in connection with the Amalgamation, or the issuance of any San Antonio securities issuable pursuant thereto or upon the exercise or conversion thereof, to be required to be registered under the U.S. Securities Act or any state Securities Laws.

SCHEDULE "D"

ARTICLES OF AMALGAMATION

(Attached)

THIS SCHEDULE IS INCORPORATED INTO
AND FORMS PART OF THE ARTICLES OF
R2 ENERGY LTD. (the "Corporation")

The Corporation is authorized to issue an unlimited number of Class A Shares, an unlimited number of Class B Shares, an unlimited number of Class C Preferred Shares, issuable in series and an unlimited number of Class D Preferred Shares, issuable in series

I.

CLASS A SHARES AND CLASS B SHARES

The rights, privileges, restrictions and conditions attaching to the Class A Shares and the Class B Shares shall be as follows:

1.

Voting

1.1

Holders of Class A Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Corporation, except meetings of holders of another class of shares. Each Class A Share shall entitle the holder thereof to one vote.

1.2

Subject to the Business Corporations Act (Alberta) (the "Act"), holders of Class B Shares shall not be entitled to receive notice of, attend or vote at any meetings of shareholders of the Corporation.

2.

Dividends

2.1

Subject to the preferences accorded to holders of Class C Preferred Shares, the Class D Preferred Shares and any other shares of the Corporation ranking senior to the Class A Shares from time to time with respect to the payment of dividends, holders of Class A Shares shall be entitled to receive, if, as and when declared by the Board of Directors, such dividends as may be declared thereon by the Board of Directors from time to time.

2.2

Subject to the preferences accorded to holders of Class C Preferred Shares, the Class D Preferred Shares and any other shares of the Corporation ranking senior to the Class B Shares from time to time with respect to the payment of dividends, holders of Class B Shares shall be entitled to receive, if, as and when declared by the Board of Directors, such dividends as may be declared thereon by the Board of Directors from time to time.

2.3

Holders of Class A Shares shall be entitled to receive dividends on the Class A Shares exclusive of any other shares of the Corporation and holders of Class B Shares shall be entitled to receive dividends on the Class B Shares exclusive of any other shares of the Corporation.

3.

Liquidation, Dissolution or Windinq-Up

3.1

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"), holders of Class A Shares and holders of Class B Shares, subject to the preferences accorded to holders of Class C Preferred Shares, the Class D Preferred Shares and any other shares of the Corporation ranking senior to the Class A Shares or the Class B Shares from time to time with respect to payment on a Distribution, shall be entitled to share equally, share for share, in the remaining property of the Corporation.

II.

CLASS C PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Class C Preferred Shares, as a class, shall be as follows:

1.

Issuance in Series

1.1

Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may at any time and from time to time issue the Class C Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors.

1.2

Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Class C Preferred Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

2.

Dividends

2.1

The holders of each series of Class C Preferred Shares shall be entitled, in priority to holders of Class A Shares, Class B Shares and any other shares of the Corporation ranking junior to the Class C Preferred Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Class C Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

3.

Liquidation

3.1

In the event of a Distribution, holders of each series of Class C Preferred Shares shall be entitled, in priority to holders of Class A Shares, Class B Shares and Class D Preferred Shares and any other shares of the Corporation ranking junior to the Class C Preferred Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of Class C Preferred Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

II

CLASS D PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Class D Preferred Shares, as a class, shall be as follows:

1.

Issuance in Series

1.1

Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may at any time and from time to time issue the Class D Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors.

1.2

Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Class D Preferred Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

2.

Dividends

2.1

Subject to the preferences accorded to holders of Class C Preferred Shares and any other shares of the Corporation ranking senior to the Class D Preferred Shares from time to time with respect to the payment of dividends, the holders of each series of Class D Preferred Shares shall be entitled, in priority to holders of Class A Shares, Class B Shares and any other shares of the Corporation ranking junior to the Class D Preferred Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Class D Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

3.

Liquidation

3.1

Subject to the preferences accorded to holders of Class C Preferred Shares and any other shares of the Corporation ranking senior to the Class D Preferred Shares from time to time with respect to the payment on a Distribution, in the event of a Distribution, holders of each series of Class D Preferred Shares shall be entitled, in priority to holders of Class A Shares, Class B Shares and any other shares of the Corporation ranking junior to the Class D Preferred Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of Class D Preferred Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

THIS SCHEDULE IS INCORPORATED INTO
AND FORMS PART OF THE ARTICLES OF
R2 ENERGY LTD. (the "Corporation")

OTHER RULES OR PROVISIONS (IF ANY):

The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third (1/3) of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

No securities of the Corporation, other than non-convertible debt securities, shall be transferred to any person without the approval of the Board of Directors by resolution.